

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 22, 2010

Via Facsimile and U.S. Mail
Mr. Jeffrey C. Smith
Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, NY 10022

> **Re: Cypress Bioscience, Inc.**
> **Amendment to Schedule TO-T**
> **Amendment No. 5 to Schedule TO-T**
> **Filed October 14, 2010 by Ramius Value and Opportunity Master Fund Ltd., Ramius Navigation Master Fund Ltd., Ramius Enterprise Master Fund Ltd., Ramius Value and Opportunity Advisors Fund LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP., Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RGG Holdings LLC, and C4S & Co., LLC.**
> **File No. 5-35589**

Dear Mr. Smith:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/A

General

1. Although you have revised the Schedule TO to add additional Ramius affiliates as bidders, please be advised that each filing person added in response to our prior comment must comply with the filing and disclosure obligations of Schedule TO.

For example, each filing person should provide the disclosure required by Schedule TO and sign the Schedule TO. Please revise your filing accordingly.

2. We refer to Item 10 of Schedule TO. Instruction 2 to Item 10 does not appear to be available given that the tender offer is subject to a financing condition. Please revise to provide the financial statements of the offeror as specified in Item 1010 of Regulation M-A or advise as to why such information is not material to a securityholder's decision to tender.

3. We note your response to prior comment 2. Please further advise us supplementally of your consideration of whether Royalty Pharma is a co-bidder given the profit potential and economic benefit to Royalty Pharma derived from the acquisition of the 50% royalty interest in the Savella royalty. In this regard, please further explain why the tender offer is not being conducted on behalf of Royalty Pharma given (i) Royalty Pharma's stated business goal of acquiring royalty producing assets, (ii) what appears to be its status as a non-commercial lender, and (iii) the relative significance of the Savella royalty to the overall business and assets of the target company.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Mellissa Campbell Duru
                        Special Counsel

Cc (via facsimile):   Steve Wolosky, Esq.
                        Olshan Grundman Frome Rosenzweig & Wolosky LLP